Exhibit 12(a)

CLECO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
 (UNAUDITED)

	For the three months ended	For the nine months ended	For the twelve months ended
September 30, 2001

(Thousands, except ratios)

Earnings from continuing operations	$ 31,120	$ 57,290	$ 66,009
Income taxes	17,095	31,144	34,076

Earnings from continuing operations before income taxes	$ 48,215	$ 88,434	$ 100,085
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Fixed charges:
Interest, long-term debt	$ 12,789	$ 38,935	$ 52,053
Interest, other (including interest on short-term debt)	1,645	5,403	9,588
Amortization of debt expense, premium, net	488	1,046	1,326
Portion of rentals representative of an interest factor	130	414	544

Total fixed charges	$ 15,052	$ 45,798	$ 63,511
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Earnings from continuing operations before income taxes	$ 48,215	$ 88,434	$ 100,085
Plus: total fixed charges from above	15,052	45,798	63,511
Plus: amortization of capitalized interest	99	296	395
Less: long-term interest capitalized	(2,873)	(7,290)	(8,842)

Earnings from continuing operations before income taxes and fixed charges	$ 60,493	$ 127,238	$ 155,149
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Ratio of earnings to fixed charges	4.02x	2.78x	2.44x
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Total fixed charges from above	$ 15,052	$ 45,798	$ 63,511
Preferred stock dividends*	554	1,676	2,241

Total fixed charges and preferred stock dividends	$ 15,606	$ 47,474	$ 65,752
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Ratio of earnings to combined fixed charges and preferred stock dividends	3.88x	2.68x	2.36x
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* Preferred stock dividends multiplied by the ratio of pretax income to net income.